

Mail Stop 4561

January 18, 2017

Robert Cagnazzi
Chief Executive Officer
Presidio, Inc.
One Penn Plaza, Suite 2832
New York, NY 10119

> **Re:** **Presidio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 27, 2016**
> **File No. 333-214755**

Dear Mr. Cagnazzi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated December 19, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015, page 81

1. We note your response to prior comment 15. Please consider quantifying the increase in the factors noted in the growth of operating expenses for the three months ended September 30, 2016 compared to the three months ended September 30, 2015. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Robert Cagnazzi
Presidio, Inc.
January 18, 2017
Page 2

<u>Supplemental Management's Discussion and Analysis of Financial Condition and Results of Operations ("Supplemental MD&A")</u>

<u>Fiscal Year Ended June 30, 2016 Compared to Pro Forma Fiscal Year Ended June 30, 2015, page 97</u>

2.   Regarding your response to the first part of prior comment 18, you state that the hours used by your engineers increased 7.7% while the hourly bill rate increased 4.4%. Please quantify the contribution of each of these two factors to the 20.6% increase in revenues from sales of services for the fiscal year ended June 30, 2016. Provide similar disclosure on page 107 where you discuss the revenue for sales of services for the 2015 fiscal year, including the amount of increase offset by the managed services business.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information
                                        Technologies and Services

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz